SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of October, 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                  RYANAIR SELLS BOEING 737-200 FLEET FOR $10M

Ryanair Holding plc, Europe's No. 1 low fare airline, today (Monday, 4th October
2004) announced that it had sold its fleet of 20 Boeing 737-200 aircraft to Autodirect Aviation LLC ("Autodirect") including spare engines and parts for a total consideration of $10m.

The 20 Boeing 737-200 aircraft were manufactured between 1980 and 1983 and 6 of the 20 aircraft have already been retired by Ryanair from operation. The remaining 14 will be delivered to Autodirect post their scheduled retirement between November 2004 and December 2005. The aircraft, spare parts and engines will be fully depreciated at their date of disposal and accordingly, there is no gain or loss arising on their disposal.

Autodirect is a US based corporation, which supplies used aircraft and spare parts to the airline industry.

Speaking on today's announcement, Ryanair's Deputy Chief Executive, Howard Millar said:

        "We are pleased to have reached an agreement deal with Autodirect to sell our Boeing 737-200 aircraft on their retirement from the Ryanair fleet. By the end of next year, Ryanair will have one of the youngest aircraft fleets in Europe and be the largest operator of Boeing Next Generation 737 aircraft.

        "The move to an all new Boeing 737-800 fleet offers enhanced comfort for our passengers and ensures that Ryanair will continue to offer even more low fares to the 27.5 million European passengers we expect to carry this fiscal year. The all new aircraft fleet will also strengthen our position as the lowest cost airline in Europe".


ENDS.                          Monday, 4th October 2004.

For reference:

Paul Fitzsimmons - Ryanair     Pauline McAlester - Murray Consultants
Tel: 00-353-1-8121228          Tel: 00-353-1-4980300


Note to Editors:

Ryanair Fleet Today (4/10/04)      Ryanair Fleet on Retirement of Boeing 737-200
                                   (Scheduled for December 2005)

59 Boeing 737-800                  96 Boeing 737-800
13 Boeing 737-200                  0 Boeing 737-200
6 Boeing 737-300                   0 Boeing 737-300

On Order - 96 Boeing 737-800       On Order 59 - Boeing 737-800






                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  04 October, 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director